Exhibit 99.1

AYR Wellness Announces Completion of Ohio Asset Transfer

MIAMI, October 1, 2026 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”) today announced the closing of the first transfer of its Ohio operations into wholly-owned subsidiaries of Arboretum Bidco LLC (“Arboretum”), in connection with the Company’s previously announced restructuring transactions (the “Restructuring Transactions”). Arboretum, which intends to operate under the trade name “Ayr Wellness”, is the entity established by the Company’s senior secured noteholders as the designated purchaser under the Master Purchase Agreement, dated November 14, 2025 (as amended, the “MPA”).

In connection with this closing, certain of the Company’s Ohio operations have been transferred into Arboretum. All requisite state regulatory approvals for the transfer of the Ohio operations were obtained prior to the closing.

The Company previously completed the closing of the transfer of its Virginia, Florida, New Jersey and Nevada operations to Arboretum earlier this year.

Forward-Looking Statements

Certain statements contained in this news release may contain forward-looking information or may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing”, and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, the transfer of remaining assets in other markets, the wind-down of the existing AYR corporate parent entity, and the Company’s restructuring activities. Numerous risks and uncertainties could cause actual events and results to differ materially from the estimates, beliefs, and assumptions expressed or implied in the forward-looking statements, including those described in the Company’s public filings, market and regulatory factors, and other risks inherent in the cannabis industry. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated U.S. multi-state cannabis operator. The Company cultivates, manufactures, and retails a broad portfolio of high-quality cannabis products, supporting both medical patients and adult-use consumers.

For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

SVP, Public Affairs

T: (786) 885-0397

Email: comms@ayrwellness.com